

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Umesh Patel
Chief Executive Officer
Fuse Group Holding Inc.
805 W. Duarte Rd., Suite 102
Arcadia, CA 91007

> **Re: Fuse Group Holding Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2020**
> **Filed December 16, 2020**
> **Response Dated March 19, 2021**
> **File No. 333-202948**

Dear Mr. Patel:

We have reviewed your March 19, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2021 letter.

Form 10-K for the Fiscal Year ended September 30, 2020

Notes to Consolidated Financial Statements
Note 5 - Prepaid Expenses, page F-13

1. We have read your response to prior comment one, concerning your various disclosures explaining that you have entered into an agreement to acquire Portafolio en Investigacion Ambiental S.A. de C.V. ("Portafolio"), including five mines in Mexico, in exchange for 14,285,715 shares of your common stock. However, in your response you indicate that Portafolio does not own any mines but rather has only five concessions to explore for minerals. You state that the areas "have not been explored and have no actual operations" and that "Portafolio does not own any facilities and equipment...."

We believe that you should promptly expand upon your earlier disclosures to clarify each of the points outlined above. You should also emphasize that you have no basis to form an expectation of there being any concentration of specific minerals on the properties, or of being able to obtain the surface rights and permits that would be necessary to extract minerals from the areas covered by the concessions, if any are ever found.

2. We note your response to prior comment two, regarding the Form 8-K that you filed on February 16, 2021, stating "We believe the current report and exhibit are fully factual and reliable in connection with the terms of the transaction, including the identities of the parties and the specific properties being acquired...."

   However, certain representations and warranties indicate that a business with mining operations had been established. For example, Section 2.1(a) states that Portfolio "...has the right to conduct its business as currently conducted," and explains that you were provided access to "contracts for the purchase of the Company's output," while Section 2.1(m) states that Portfolio "holds all permits, licenses and authorizations necessary to the conduct of its business, including without limitation, its mining operations."

   We understand from your response that there is no business, no mining operations, no contracts for the sale of output, and no permits or licenses to conduct mining operations other than the concessions to explore; please clarify these points in your amendments.

3. In your response to prior comment one, regarding the status of your agreement to acquire Portfolio, you state "we have issued the shares but have not delivered them to the selling shareholders" and you indicate that various steps are incomplete. Please revise your disclosure to clarify the status, including a description of the uncertainties pertaining to the timeframe for completion, your current expectation for the closing date, and the reasons you would describe the shares as issued but not delivered.

   If you retain the shares and have not completed the transaction, it is unclear what basis you would have in GAAP for recognizing the asset "prepayment for acquisition of mining rights" in your March 31, 2021 interim report. Please identify the specific authoritative accounting guidance that you have relied upon in preparing this report.

4. We have read your response to prior comment three, regarding your agreement to acquire E-Mo Biotech Holding, Inc. ("E-Mo"), and the Form 8-K that you filed on March 17, 2021, with the Share Exchange Agreement. You disclose that the purchase price of $100 million will be paid with shares of common stock, and indicate that a change in control is expected to occur when the shares are issued in April 2021; although you have not reported this event or indicated how you would be accounting for the transaction.

   In the Form 8-K that you filed on February 11, 2021, you stated "E-Mo is involved in biology research and development including vaccines, immunological treatment, diagnostic product development and similar treatments against the Severe Acute Respiratory Syndrome Coronavirus 2 ("SARS-co-V2") and relevant diseases."

However, in Sections 4.14 and 5.8 of the Share Exchange Agreement, there is only a general indication of assets, referencing "the Poliomyelitis Virus Vaccine for Prevention of COVID-19 ("Vaccine") and related FDA application, test, trials, data and permits, patents and patent applications for such Vaccine." Provide us with a summary of the business and activities conducted by E-Mo over the last three years, including a list of all vaccines, treatments, and diagnostic products developed by E-Mo, and details of the specific advances related to its COVID-19 vaccine, including the dates of research and development and of any meaningful progress, to include testing, clinical trials, permit and patent applications and grants, and correspondence with the FDA.

Please amend your filings to clarify the extent to which E-Mo has engaged and advanced in all of these areas, including the extent of revenues and earnings; the products and services it provides and their relative significance; and with regard to its efforts to create a COVID-19 vaccine, the stage of its research and development, including the timeline and steps that would be required to assess viability, obtain regulatory approvals, and market such a product; and explain how you view this prospect in light of the competing vaccines that are already available and identify any material uncertainties.

5.   Tell us how you determined that E-Mo would be properly valued at $100 million, describe the particular steps and timeline for completing this transaction, and the date you will be filing the financial statements of this entity. Provide us with the documentation underlying your valuation, including analyses and details of its financial results, a listing of the specific assets and liabilities to be acquired, and a summary of any material contracts.

Indicate how you plan to account for the transaction and explain your rationale, with reference to the specific authoritative guidance and any corresponding facts.

You may contact Joseph Klinko at (202) 551-3824 or Mark Wojciechowski at (202) 551-3759 with any questions..

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation